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                              ORANGE AND ROCKLAND

Dear Shareholder:

The Annual Meeting of Common Shareholders, originally scheduled for
Wednesday, April 14, 1999, has been rescheduled to June 23, 1999, at a time and place to be announced. Shareholders of record at the close of business on May 17, 1999, will be entitled to vote at the June 23, 1999 meeting.

The decision to postpone the Annual Meeting was made at a special meeting of the Board of Directors on March 8, 1999. The Board's action reflects the filing with the New York Public Service Commission on March 8, 1999 of a Merger Approval Agreement signed by Consolidated Edison, Inc., the Company, the New York Public Service Commission Staff and other interested parties, and the expectation of regulatory decisions in the near future regarding the Company's pending merger with Consolidated Edison, Inc.


                                                      Sincerely yours,



                                                      Michael J. Del Giudice
                                                      Chairman of the Board of
                                                      Directors